UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub: Prior Intimation in accordance with Regulation 29 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”), and the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”), with respect to the meeting of board of directors of Vedanta Limited (“Company”) to be held on May 18, 2020 to consider the proposal for voluntary delisting of the equity shares of the Company.

We wish to inform you that the Company has received a letter dated May 12, 2020 (annexed herewith) from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Ltd. (“VRL”). In the letter, VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s America Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

VRL along with the other members of the Promoter Group presently hold 1,76,43,26,080 Equity Shares aggregating to 51.06% of the paid-up equity share capital of the Company, excluding American Depository Shares (“ADS”) issued by the Company. As on date, the Public Shareholders hold 169,10,90,351 Equity Shares aggregating to 48.94% of the paid-up equity share capital of the Company, excluding ADS issued by the Company. This includes Equity Shares held by the Employee Trust.

In addition to the above, the Company has issued 6,54,45,052 American Depository Shares against 26,17,80,208 number of underlying Equity Shares. Other than 2,48,23,177 ADS representing 9,92,92,708 equity shares which are held by one of the members of the Promoter Group, the remaining ADS are held by persons who would be considered to be Public Shareholders in the event they chose to convert the ADS into Equity Shares. Should all the outstanding ADS be converted into Equity Shares, the shareholding of the: (a) member of the Promoter Group will be 186,36,18,788 Equity Shares aggregating to 50.14% of the paid-up equity share capital of the Company; and (b) Public Shareholders will be 185,35,77,851 Equity Shares aggregating to 49.86% of the paid-up equity share capital of the Company.

Further, VRL has informed us of their willingness to accept the Equity Shares of the Company tendered by the Public Shareholders in the Delisting Offer at a price of INR 87.5 (Indian Rupees Eighty Seven and Fifty Paise only) per Equity Share (“Indicative Offer Price”) which represents a premium of 9.9% over the closing market price of INR 79.6 (Indian Rupees Seventy Nine and Sixty Paise only) as on May 11, 2020 on BSE Limited and National Stock Exchange of India Limited.

We are further informed that the Indicative Offer Price should in no way be construed either as an obligation/ restriction on VRL and/ or its subsidiaries to accept the Equity Shares tendered in the Delisting Offer at a price lower than, equal to or higher than the Indicative Offer Price or as a restriction on the Public Shareholders to tender the Equity Shares at price higher than the Indicative Offer Price

Pursuant to the aforesaid letter, VRL has requested the board of directors of the Company to convene a board meeting to: (a) consider and approve the Delisting Proposal in accordance with the Delisting Regulations; (b) seek the approval of the shareholders of the Company by way of a special resolution through postal ballot in accordance with the Delisting Regulations and other applicable law, and the approval of the Stock Exchanges and/ or other regulatory authorities; (c) to take all such other actions as may be required to be undertaken by the Company under the Delisting Regulations to give effect to the Delisting Proposal.

In accordance with the Delisting Regulations, the Company shall appoint a merchant banker registered with the Securities and Exchange Board of India (“Merchant Banker”) to carry out due diligence in accordance with Regulations 8(1A) and 8(1D) of the Delisting Regulations.

In terms of Regulation 29 of the Listing Regulations and the Delisting Regulations, we wish to inform you that a meeting of the board of directors of the Company is being convened on May 18, 2020 in order to consider inter alia the following:

1.	To take on record and review the due diligence report of the Merchant Banker in terms of Regulations 8(1A)(ii) and 8(1E) of the Delisting Regulations;

2.	To approve/ reject the Delisting Proposal after taking into account various factors and the Merchant Banker’s due diligence report; and

3.	Any other matters incidental thereto or required in terms of the Delisting Regulations.

Kindly take the above on your record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer

Vedanta Resources Ltd. 30 Berkeley Square London, W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

12th May 2020

Vedanta Limited

Board of Directors

1st Floor, ‘C’ Wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai, Maharashtra, 400 093.

Dear Sir/ Madam

Subject:

Proposal to voluntarily delist the equity shares of Vedanta Limited (“Company”) in accordance with the provisions under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”).

1.

We, Vedanta Resources Ltd. (“VRL”), a member of the promoter and promoter group of the Company (“Promoter Group”) along with the other members of the Promoter Group presently hold 1,76,43,26,080 fully paid-up equity shares of the Company (“Equity Shares”) aggregating to 51.06% of the paid-up equity share capital of the Company, excluding American Depository Shares (“ADS”) issued by the Company.

2.

VRL, either individually or along with one or more subsidiaries, is desirous of: (a) acquiring all Equity Shares that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”); and (b) consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), by making a delisting offer in accordance with the Delisting Regulations (“Delisting Proposal”). If delisting is successful, VRL intends to delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

3.

Presently, the Public Shareholders hold 169,10,90,351 Equity Shares aggregating to 48.94% of the paid-up equity share capital of the Company, excluding ADS issued by the Company This includes Equity Shares held by the Employee Trust.

4.

In addition to the above, the Company has issued 6,54,45,052 American Depository Shares against 26,17,80,208 number of underlying Equity Shares. Other than 2,48,23,177 ADS representing 9,92,92,708 Equity Shares which are held by one of the members of the Promoter Group, the remaining ADS are held by persons who would be considered to be Public Shareholders in the event they chose to convert the ADS into Equity Shares. Should all the outstanding ADS be converted into Equity Shares, the shareholding of the: (a) member of the Promoter Group will be 186,36,18,788 Equity Shares aggregating to 50.14% of the paid-up equity share capital of the Company; and (b) Public Shareholders will be 185,35,77,851 Equity Shares aggregating to 49.86% of the paid-up equity share capital of the Company.

Vedanta Resources Ltd Registered Office: 8th Floor, 20 Farringdon Street, London, EC4A 4AB	Registered in England & Wales No. 4740415

Vedanta Resources Ltd. 30 Berkeley Square London, W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

5.	Background and rationale for the Delisting Proposal:

a)

The Vedanta Group (the “Group”) has been pursuing a process of corporate simplification for several years, including the merger of Sterlite with Sesa Goa to form Sesa-Sterlite (subsequently renamed Vedanta Limited) in 2012, the merger of Cairn India with Vedanta Limited in 2016, and the delisting of Vedanta Resources Plc (subsequently renamed Vedanta Resources Ltd) in 2018

b)

The Group believes that a delisting of Vedanta Ltd is the next logical step in this simplification process and will provide the Group with enhanced operational and financial flexibility in a capital intensive business. Vedanta Group maintains its strategic priority of attaining leadership in diversified natural resources, underpinned by growth, while maintaining a flexible capital structure

c)

The proposed delisting offer will provide public shareholders of Vedanta Ltd an opportunity to realize immediate and certain value for their shares at a time of elevated market volatility. The price will be determined in accordance with the reverse book building mechanism set out in the Delisting Regulations.

d)

The proposed delisting will align the Group’s capital and operational structures, streamline the process of servicing the Group’s financing obligations and significantly improve a range of important credit metrics. As a result, the transaction is expected to support an accelerated debt reduction program in the medium term and, in turn, support the Group’s highly attractive longer-term growth pipeline.

6.

In terms of the Delisting Regulations, in order to proceed with the Delisting Proposal, it is inter alia necessary to obtain: (a) approval of the board of directors of the Company; (b) approval of the shareholders of the Company by way of a special resolution through postal ballot in accordance with the Delisting Regulations and other applicable law (where the votes cast by the Public Shareholders in favor of the delisting proposal is at least two times the votes cast by Public Shareholders against the delisting proposal) and (c) obtaining regulatory approvals or relief under the U.S. securities laws. Further, subsequent to the receipt of the shareholders’ approval by way of special resolution through postal ballot, a public announcement with respect to the Delisting Proposal will be made in accordance with the Delisting Regulations including the details of the acquisition process.

7.

The exit offer price will be determined through the book building process specified in Schedule II of the Delisting Regulations, after fixation of the “floor price” which will be determined in terms of Regulation 15(2) of the Delisting Regulations read with Regulation 8 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended (“Takeover Regulations”). The final exit offer price will be determined as the price at which shares accepted through eligible bids during the book building process takes the shareholding of the members of the Promoter Group to 90% of the paid-up equity share capital of the Company, excluding the shares which are then held by a custodian and against which ADS have been issued. VRL shall have the sole discretion to accept or reject the price discovered pursuant to the book building process including other rights and obligations in terms of the Delisting Regulations.

8.

In due course, we will separately inform the Company of the floor price for the Delisting Proposal determined in accordance with Regulation 15(2) of the Delisting Regulations read with Regulation 8 of the Takeover Regulations.

Vedanta Resources Ltd Registered Office: 8th Floor, 20 Farringdon Street, London, EC4A 4AB	Registered in England & Wales No. 4740415

Vedanta Resources Ltd. 30 Berkeley Square London, W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

9.

Further, after considering the prevailing market conditions and with a view to provide the Public Shareholders with a fair exit price, we hereby inform our willingness to accept Equity Shares tendered by the Public Shareholders in the Delisting Offer at a price of INR 87.5 (Indian Rupees Eighty Seven and Fifty Paise only) per Equity Share (“Indicative Offer Price”) which represents a premium of 9.9% over the closing market price of INR 79.6 (Indian Rupees Seventy Nine and Sixty Paise only) as on May 11, 2020 on BSE Limited and National Stock Exchange of India Limited.

However the Indicative Offer Price should in no way be construed either as an obligation/ restriction on VRL and/ or its subsidiaries to accept the Equity Shares tendered in the Delisting Offer at a price lower than, equal to or higher than the Indicative Offer Price or as a restriction on the Public Shareholders to tender the Equity Shares at price higher than the Indicative Offer Price.

Considering the aforesaid, we request the board of directors of the Company to consider our request and undertake the following:

1.

To take all such other actions as may be required to be undertaken by the Company under the Delisting Regulations in order to give effect to the Delisting Proposal, including appointment of a merchant banker to undertake due diligence, provide all relevant information necessary for the due diligence, make relevant applications to Stock Exchanges and/ or to any other regulatory authorities, as may be required in connection to the Delisting Proposal.

2.	Convene a meeting of the board of directors of the Company to consider and approve the delisting proposal under Regulation 8 of the Delisting Regulations.

3.

Take necessary steps to: (a) seek approval of the shareholders of the Company through postal ballot; (b) seek approval of the Stock Exchanges for the proposed delisting of the Equity Shares in accordance with the Delisting Regulations; and (c) obtain consent/ waivers from the lenders in connection with the proposed delisting of the Equity shares, as may be required.

Further details of the tender process (including the proposed timetable) will be set out in the public announcement and the letter of offer that would be sent to the Public Shareholders in accordance with the Delisting Regulations.

Kindly take the above on your record.

Best regards

Vedanta Resources Ltd.

/s/ Deepak Kumar
Deepak Kumar Company Secretary For and Behalf of Vedanta Resources Limited

Vedanta Resources Ltd Registered Office: 8th Floor, 20 Farringdon Street, London, EC4A 4AB	Registered in England & Wales No. 4740415